Date:7 November 2001
Number: 30/01

                      CLOSURE OF RIETSPRUIT COAL MINE ANNOUNCED

Ingwe Coal Corporation Limited, a wholly owned subsidiary of BHP Billiton, together with its Joint Venture partner, Tavistock Collieries (Pty) Limited, a wholly owned subsidiary of Duiker Mining, today announced that they will be closing down the Rietspruit energy coal mine.

President of BHP Billiton Energy Coal Mike Oppenheimer said: "Even though the reserve base at Rietspruit is essentially depleted, the decision to expedite the closure is related to the current softness in our main export energy coal markets. Any future decision on the replacement of volumes produced at Rietspruit will also depend on market conditions."

"Rietspruit's volumes will reduce by approximately 40 per cent in December 2001 with the closure of the underground operations and the remaining opencast production will cease during May 2002".

Rietspruit currently produces some 4 million tonnes of energy coal per annum for the export market.

The social and environmental impact of the mine's closure has been a focus point for the Joint Venture partners, together with the trade unions, with much effort placed on the development of a world class social plan aimed at minimising the economic impact on Rietspruit's 728 employees. The social plan focuses on non-mining related job creation to ensure the sustainability of the Rietspruit Village and the community.


Further news and information can be found on our Internet site: www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
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Ariane Gentil, Manager Communications
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South Africa
Michael Campbell, Investor & Media Relations
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Email: Michael.J.Campbell@bhpbilliton.com


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